Exhibit 99.1

GasLog Ltd. Declares Dividend on Series A Preference Shares

Hamilton, Bermuda, November 30, 2022 — GasLog Ltd. (“GasLog” or “Company”) (NYSE: GLOG.PRA) today announced a dividend of $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, payable on January 3, 2023 for all shareholders of record as of December 30, 2022.

Email:

ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 38 LNG carriers (34 on the water plus four under construction). Of these vessels, 15 are owned by GasLog, five have been sold and leased back by GasLog under long-term bareboat charters and of the remaining 14 LNG carriers, 12 are owned by the Company’s subsidiary, GasLog Partners LP, and two have been sold and leased back by GasLog Partners LP.